Toyota Motor Credit Corporation

6565 Headquarters Drive

Plano, TX 75024

November 5, 2026

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2026; Notice of Disclosure under Section 13(r) of the Securities Exchange Act of 1934

Ladies and Gentlemen:

Toyota Motor Credit Corporation hereby provides notice that it has provided disclosure under Section 13(r) of the Securities Exchange Act of 1934 in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2026, which was filed with the Securities and Exchange Commission on November 5, 2026.

Very truly yours,

Toyota Motor Credit Corporation

By:	/s/ Stacey Bambauer
	Name:	Stacey Bambauer
	Title:	Vice President, Chief Legal & Compliance Officer and Secretary